

November 3, 2010

Richard J. Johnson
Chief Financial Officer
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
By U.S. Mail and facsimile to (412) 762-4507

> **Re:** **The PNC Financial Services Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **File No. 001-09718**

Dear Mr. Johnson:

We have reviewed your response letter dated July 9, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments

Form 10-K for the fiscal year ended December 31, 2009
Management's Discussion and Analysis of Financial Condition and Results of Operations
Distressed Assets Portfolio, page 59

1. We note your response to comment 4 to our letter dated June 24, 2010 as it relates to temporary modifications and loan modifications in trial payment periods. We also note that your response states that every modification is evaluated for classification as a TDR. To further enhance our understanding, please provide us with, and revise future filings to include the following related to your modification programs:

- As it relates to your temporary modification programs, describe the scenarios where you would use these short-term modifications as opposed to the longer-term modifications made under applicable government-created or Company-developed modification programs;

- Discuss the success rates of these short-term modification programs and provide a discussion of whether these short-term modifications often result in more permanent or longer-term modifications being made in the future for these loans;

- For each period presented, quantify the amount of loans that have been modified using the temporary modification workout strategy and clarify the types of loans for which these modifications were applied;

- For each period presented, quantify the amount of temporary modifications considered troubled debt restructurings versus those not considered to be troubled debt restructurings due to the short-term nature of the concessions granted;

- For those temporary modifications not considered to be troubled debt restructurings, provide an analysis supporting your conclusion that these short-term modifications should not be classified as troubled debt restructurings and thereby subject to an ALLL measured based on the guidance of ASC 310-10 (SFAS 114);

- As it relates to loan modifications in a trial payment periods, describe the key features of the loan modifications including a description of the significant terms modified and the typical length of the trial payment period;

- For each period presented, quantify the amount of loans modifications in a trial payment period that are considered to be troubled debt restructurings versus those not considered to be troubled debt restructurings due to the short-term nature of the concessions granted;

- For those loans in trial payment periods not considered to be troubled debt restructurings, provide an analysis supporting your conclusion that these loans should not be classified as troubled debt restructurings and thereby subject to an ALLL measured based on the guidance of ASC 310-10 (SFAS 114);

- For both temporary modifications and loan modifications in trial payment periods, state whether you believe your impairment measurements are materially consistent with the relevant accounting guidance in ASC 310-10-35; and

- Provide a comprehensive discussion of your non-accrual polices specifically related to restructured loans and describe how you determine whether to place the loan on non-accrual status at the time the loan is restructured.

2. As a related matter, we note your disclosure on page 43 of the June 30, 2010 Form 10-Q that credit cards and certain small business and consumer credit agreements whose terms have been modified totaled $290 million at June 30, 2010 and are excluded from TDRs and nonperforming loans given the Company policy to directly charge these loans off in the period that they become 180 days past due. Please provide us with, and revise future filings to include:

- a more granular discussion of these loan modifications, including an enhanced explanation of how you determined they should not be classified as TDRs; and

- a statement as to whether you believe your impairment measurements for these short term loan modifications are materially consistent with the relevant accounting guidance in ASC 310-10-35.

Consolidated Financial Statements
Note 24 – Legal Proceedings, page 156

3. We note your response to prior comment 12 to our letter dated June 24, 2010 and your enhanced litigation-related disclosures on pages 103-105 of your June 30, 2010 Form 10-Q. In particular, we note that your response and the enhanced disclosure in the June 30, 2010 Form 10-Q state that you cannot provide a "meaningful" estimate of the unrecognized possible loss or range of loss, including any possible loss in addition to amounts, if any, already accrued. We do not believe that this criterion is consistent with the guidance in ASC 450. Please revise your disclosure in future filings to either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible loss, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

Note 25 – Commitments and Guarantees, page 161

4. We note your response to prior comment 13 to our letter dated June 24, 2010 and your related disclosures on page 107 of your June 30, 2010 Form 10-Q. Please tell us and revise your future filings to address the following as it relates to your recourse agreements:

- Disclose whether there is a particular time period that you have to respond to the repurchase requests, and if so, what occurs if you do not respond timely;

- Disclose the level of unresolved claims existing at the balance sheet dates by claimant (GSE, monoline insurer, mortgage insurer, other). If amounts have grown or decreased over the periods presented, explain in detail, and address any qualitative factors that are considered in your methodology to account for this fact;

- Disclose by claimant and loan type, the unpaid principal balance related to investor demands that were resolved either by repurchasing the loan or reimbursing the investor for losses during the periods, and the fair value of the loans subject to these claims;

- Disclose whether particular representation and warranty provisions are resulting in the most repurchase / reimbursements. As part of your revised disclosure, address any trends in terms of the losses associated with the various types of defects;

- Whether as part of your estimation of your accrued liability you are only considering currently impaired loans that have been sold or all loans sold, including currently performing loans. If the former, tell us how you are satisfied that all incurred losses have been appropriately accrued for;

- The extent to which your review process for the claims received is a loan by loan analysis, or some sort of higher level of analysis to reject or accept the claims;

- Whether you have any recourse back to any broker or mortgage company who sold you a loan which was supposed to be underwritten according to your underwriting standards. If so, tell us what actions you have take with respect to this;

- Whether the claims resulting are arising in greater part due to loans sourced from brokers or other mortgage companies and explain how this is factored into the estimation of your accrued liability;

- Address any trends or differences in your exposure to repurchase requests relative to others in your industry; and

- To the extent that it is as least reasonably possible that an exposure to loss exists in excess of amounts accrued related to residential mortgage loans sold pursuant to agreements which contain representations and warranties, please revise your future filings to disclose an estimate of the possible loss or range of loss or provide explicit disclosure that you are unable to make such an estimate.

You may contact Benjamin Phippen at (202)-551-3697 or me at (202)-551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief